DIGITAL ROOSTER.COM LTD.
CONSOLIDATED BALANCE SHEETS
As at December 31, 2002 and March 31, 2002
(Amounts expressed in Canadian dollars)
(UNAUDITED)

                                             AS AT DECEMBER 31    AS AT MARCH 31
                                                   2002                2002
ASSETS

Current
Cash                                        $            2,131   $         8,793
Accounts Receivable                                    263,583           113,570
Prepaid Expenses and sundry receivables                 26,650            16,904
Total Current Assets                                   292,364           139,267

Capital Assets                                          95,323           135,304
Goodwill                                               190,501           190,501
TOTAL ASSETS                                $          578,188   $       465,072

LIABILITIES

Current
Accounts payable and accrued liabilities    $          671,784   $       607,996
Deferred Revenue                                       158,108           170,967
Income Tax payable                                       2,415             2,415
Loans payable                                           25,058            76,900
Due to Shareholders                                    188,815           109,725
Note payable                                            90,000            90,000
Convertible note payable                               125,144           125,144
Total Current Liabilities                            1,261,324         1,183,147

SHAREHOLDERS' EQUITY

Capital Stock                                        2,041,082         1,770,726
Deficit                                             (2,724,218)       (2,488,801)
Total Shareholders' Equity                            (683,136)         (718,075)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  $          578,188   $       465,072

See condensed notes to unaudited consolidated financial statements.

On behalf of the Board:

"Brad Estra"            ,     Director of the Board
-------------------------

DIGITAL ROOSTER.COM LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
For the nine months ended December 31
(Amounts expressed in Canadian dollars)
(UNAUDITED)

                                     2002         2001
SALES                             $1,143,608   $2,045,848

COST OF SALES                        336,807      863,323

GROSS PROFIT                         806,801    1,182,525

EXPENSES
Administrative                       609,552    1,047,967
Selling                              133,833      183,546
Bandwidth and Computer Expenses      242,070      216,704
Capital Assets Amortization           46,537       44,162
Goodwill Amortization                      -       51,179
Interest                              10,225       34,067

NET PROFIT (LOSS)                   (235,416)    (395,100)



BASIC LOSS PER SHARE              $    (0.15)  $    (0.58)

Weighted average number
of common shares outstanding       1,601,551      684,697


See condensed notes to unaudited consolidated financial statements.

DIGITAL ROOSTER.COM LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
For the three month period October 1 to December 31
(Amounts expressed in Canadian dollars)
(UNAUDITED)

                                     2002       2001
SALES                             $  440,836  $642,390

COST OF SALES                        188,401   222,458

GROSS PROFIT                         252,435   419,932

EXPENSES
Administrative                        99,853   300,117
Selling                               25,915    10,931
Bandwidth and Computer Expenses       97,874    86,156
Capital Assets Amortization           15,294    14,937
Goodwill Amortization                      -    17,060
Interest                               5,646     7,762

NET PROFIT (LOSS)                 $    7,853  $(17,031)



BASIC EARNINGS / LOSS PER SHARE   $     0.00  $  (0.02)

Weighted average number
of common shares outstanding       1,601,551   684,697


See condensed notes to unaudited consolidated financial statements.

DIGITAL ROOSTER.COM LTD.
CONSOLIDATED STATEMENT OF CASH FLOW
For the nine months ended December 31
(Amounts expressed in Canadian dollars)
(UNAUDITED)

                                           2002        2001
OPERATING ACTIVITIES

Net Profit (Loss)                       $(235,415)  $(395,100)
Adjustment for non-cash item:
Amortization of goodwill                        -      51,179
Amortization of Capital Assets             46,537      44,162
                                         (188,878)   (299,759)

Changes in non-cash operating            (108,831)   (318,914)
assets and liabilities
CASH EXPENDED IN OPERATING ACTIVITIES    (297,709)   (618,673)

INVESTING ACTIVITY
Purchase/sale of capital assets            (6,556)     (9,527)

CASH EXPENDED IN INVESTING ACTIVITIES      (6,556)     (9,527)

FINANCING ACTIVITIES

Advances from shareholders                 79,090      22,197
Convertible Note                                -     125,143
Loans Payable                             (51,842)     24,569
Issuance of capital stock                 270,355     423,500
CASH PROVIDED BY FINANCING ACTIVITIES     297,603     595,409

NET CHANGE IN CASH                         (6,662)    (32,791)

CASH, BEGINNING OF PERIOD                   8,793      32,791

CASH, END OF PERIOD                     $   2,131   $       -


See condensed notes to unaudited consolidated financial statements.

DIGITAL ROOSTER.COM LTD.
CONSOLIDATED STATEMENT OF CASH FLOW
For the three month period October 31 to December 31
(Amounts expressed in Canadian dollars)
(UNAUDITED)

                                               2002       2001
OPERATING ACTIVITIES

Net Profit (Loss)                           $   7,853   $(17,032)
Adjustment for non-cash item:
Amortization of goodwill                                  17,060
Amortization of Capital Assets                 15,294     14,937
CASH FLOW FROM EARNINGS                        23,147     14,965

Changes in non-cash operating                 (36,029)   (18,086)
assets and liabilities
CASH EXPENDED IN OPERATING ACTIVITIES         (12,882)    (3,121)

INVESTING ACTIVITY
Purchase/sale of capital assets                (2,751)    (2,488)

CASH EXPENDED IN OPERATING ACTIVITIES          (2,751)    (2,488)

FINANCING ACTIVITIES

Advances from shareholders                     25,864    (64,167)
Advances from (to) Jazz Monkey Media Inc.           -          -
Convertible Note                                    -     23,675
Loans Payable                                (113,918)     9,500
Issuance of capital stock                     103,073     22,500
CASH PROVIDED BY FINANCING ACTIVITIES          15,019     (8,492)

NET CHANGE IN CASH                               (614)   (14,101)

CASH, BEGINNING OF PERIOD                       2,745     14,101

CASH, END OF PERIOD                         $   2,131   $      -


See condensed notes to unaudited consolidated financial statements.

DIGITAL ROOSTER.COM LTD.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the nine months ended December 31, 2002
(Amounts expressed in Canadian dollars)
(UNAUDITED)


                                 Common stock
                                 Number of     Common stock
                                 Shares        Amount           Deficit
                                 ------------  -------------  -----------
Balance as at April 1, 2000           611,617  $   1,125,126    (564,437)
Issuance of common stock               45,000        225,000
Net loss for the year                                           (889,056)

                                 ------------  -------------  -----------

Balance as at March 31, 2001          656,617      1,350,126  (1,453,493)
Issuance of common stock               70,100        420,600
Net loss for the year                                         (1,035,309)

                                 ------------  -------------  -----------

Balance as at March 31, 2002          726,717      1,770,726  (2,488,802)
Issuance of common stock            1,299,947        270,356
Net loss for the period                                         (235,416)

                                 ------------  -------------  -----------
Balance as at December 31, 2002     2,026,664      2,041,082  (2,724,218)
                                 ============  =============  ===========


Stock presented after consolidation on 50:1 basis as of December 3, 2002.

See condensed notes to unaudited consolidated financial statements.

                            DIGITAL ROOSTER.COM LTD.

              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2002
                     (Amounts expressed in Canadian dollars)
                                   (UNAUDITED)


1.   NATURE OF COMPANY'S OPERATIONS AND BASIS OF PRESENTATION

     Digital Rooster.com Inc and its wholly owned subsidiaries Web Dream Inc., Avrada Inc. and Bill Media Inc. ("the Company") derive their revenues from the license of video content, monthly subscriptions to the website content and advertisements displayed on its website and sale of customized software.

     These unaudited financial statements, in the opinion of management have been prepared on the same basis as the audited financial statements of the Company for the year-end March 31, 2002.

     These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2002, and the summary of the significant accounting policies included therein.

     These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods.

     Over the past 2 years all in-house software development has been expensed. For March 31, 2003 year-end management will have the auditors assess what portion of the development cost can be capitalized, thereby improving Company's balance sheet and financial statements in general.

2.   BASIS OF GOING CONCERN

     These financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its obligations in the normal course of business.

     The Company has an accumulated deficit of $ 2,724,218 as at December 31, 2002. This circumstance lends doubt to the ability of the Company to continue as a going concern.

     The ability of the Company to continue its operations and satisfy its obligations in the normal course of business is dependant on the continued support of its creditors and shareholders and its ability to generate adequate revenue through operations to fund its overhead expenses. The Company is pursing other funding alternatives and revenue sources, however there is no certainty that the company will be successful in its efforts.

                            DIGITAL ROOSTER.COM LTD.

              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2002
                     (Amounts expressed in Canadian dollars)
                                   (UNAUDITED)


3.   REVENUE RECOGNITION

     Please note that three and nine months of 2001 include barter transactions in the amount of $124,288.19 and $787,788.39 respectively, which were reversed at the last quarter and not included in the year-end March 31, 2002 audited financial statements. The current fiscal year including the last quarter ending December 31, 2002 does not include barter transactions.

     Revenue from monthly subscriptions to the website is deferred on receipt and is recognized as the services are provided.

     Revenue from the license of video contents and access to the Company's website to wholesale customers is recognized as the services are provided under the terms of the contract.

     Revenue from advertisements on the website of the Company is recognized when all the significant obligations have been completed, the fees are fixed and determinable and collectability of such fees is reasonably assured. Revenue from an advertising barter transaction is recorded only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash for the similar barter transactions within the preceding six month period.

     If the fair value of the advertising surrendered in the barter transaction is not determinable, the advertising income from the barter transaction is recorded based on the carrying amount of the advertising surrendered which is generally nil.

4.   GOODWILL

     Effective with the commencement of the fiscal year beginning April 1, 2002, the Company will, as directed by Section 3062 of the Handbook of the Canadian Institute of Chartered Accountants, cease recording amortization charges in respect of acquisitions goodwill and will evaluate, on an annual basis commencing in fiscal 2003, whether carrying value of such goodwill is impaired. If impairment is found to exist, retained earning at April 1, 2002 will be written down accordingly.

                            DIGITAL ROOSTER.COM LTD.

              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2002
                     (Amounts expressed in Canadian dollars)
                                   (UNAUDITED)


5.   FOREIGN EXCHANGE CURRENCY

     The reporting currency in these consolidated financial statements is the Canadian dollar. Accordingly, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the exchange rate prevailing at the balance sheet date, other than common stock, which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the period. Cumulative net translation adjustments are included as a separate component of shareholders' equity.

6.   CONVERTIBLE NOTES PAYABLE

     The convertible notes payable are non-interest bearing, unsecured and payable within one year from the date of the note payable. The notes are convertible, at the option of the lenders, at a conversion rate of US $12.50 per common stock for a total of approximately 6,400 common shares.

7.   LOANS PAYABLE

     The loans payable are unsecured, bear no interest and have no fixed terms of repayment.

8.   NOTE PAYABLE

     The company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay"), entered into an agreement with ProAm Exploration Corporation with an exclusive option to acquire an undivided 10% interest in the property. As a part of the agreement, a non-interest bearing demand note payable of $90,000 was issued. The agreement was terminated in 1999. The non-interest bearing note arising from a dispute in 1999 will be litigated at a trial in July, 2003.

9.   DUE  TO  SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before July 1, 2003.

                            DIGITAL ROOSTER.COM LTD.

              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2002
                     (Amounts expressed in Canadian dollars)
                                   (UNAUDITED)


9.   CAPITAL STOCK

Balance as at March 31, 2002            726,717   $1,770,726

Issuance for cash, April 9, 2002        209,104      167,283

Issuance, S-8 Stock, April 29, 2002     180,000            -


Issuance for cash, October 1, 2002      318,443       39,833

Issuance for cash, November 19, 2002    170,000       17,000

Issuance for cash, December 2, 2002     100,000       14,000

Issuance for cash, December 4, 2002      80,000        8,000

Issuance for cash, December 19, 2002     42,400        4,240

Issuance for cash, December 30, 2002    200,000       20,000


Balance as at December 31, 2002       2,026,664   $2,041,082


Stock presented after consolidation on 50:1 basis as of December 3, 2002.

Loss per share has not been presented on a fully diluted basis, as the effect would be ani-dilutive.